Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Quarter ended			Year-to-date
(dollar amounts in millions)	Sept. 30, 2016	June 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
Earnings
Income before income taxes	$1,317	$1,165	$1,109	$3,573	$3,364
Net (income) loss attributable to noncontrolling interests	(6)	(2)	6	1	(61)
Income before income taxes attributable to shareholders of The Bank of New York Mellon Corporation	1,311	1,163	1,115	3,574	3,303
Fixed charges, excluding interest on deposits	130	136	97	394	276
Income before income taxes and fixed charges, excluding interest on deposits applicable to the shareholders of The Bank of New York Mellon Corporation	1,441	1,299	1,212	3,968	3,579
Interest on deposits	(6)	12	9	21	32
Income before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	$1,435	$1,311	$1,221	$3,989	$3,611
Fixed charges
Interest expense, excluding interest on deposits	$106	$111	$70	$319	$194
One-third net rental expense (a)	24	25	27	75	82
Total fixed charges, excluding interest on deposits	130	136	97	394	276
Interest on deposits	(6)	12	9	21	32
Total fixed charges, including interests on deposits	$124	$148	$106	$415	$308
Preferred stock dividends	$13	$48	$13	$74	$49

Total fixed charges and preferred stock dividends, excluding interest on deposits	$143	$184	$110	$468	$325
Total fixed charges and preferred stock dividends, including interest on deposits	$137	$196	$119	$489	$357

Earnings to fixed charges ratios
Excluding interest on deposits	11.08	9.55	12.49	10.07	12.97
Including interest on deposits	11.57	8.86	11.52	9.61	11.72

Earnings to fixed charges and preferred stock dividends ratios
Excluding interest on deposits	10.08	7.06	11.02	8.48	11.01
Including interest on deposits	10.47	6.69	10.26	8.16	10.11

(a)	The proportion deemed representative of the interest factor.